Orckit Communications Reports 2009 Fourth Quarter and Year End Results

TEL AVIV, Israel, February 10, 2010 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the fourth quarter and year ended December 31, 2009.

Revenues in the fourth quarter of 2009 were $3.0 million compared to $1.5 million in the previous quarter ended September 30, 2009 and $6.8 million in the comparable quarter last year. Net loss for the quarter ended December 31, 2009 was $6.9 million, or $(0.41) per share, compared to $6.8 million, or $(0.41) per share, for the previous quarter ended September 30, 2009 and $7.1 million, or $(0.57) per diluted share, for the fourth quarter of 2008. Adjustments related to the valuation of the conversion terms of the Company’s convertible subordinated notes issued in March 2007 resulted in financial expense of $594,000 in the quarter ended December 31, 2009 and $453,000 in the quarter ended September 30, 2009 and financial income of $1.3 million in the quarter ended December 31, 2008.

Revenues for the year ended December 31, 2009 were $12.7 million compared to $17.3 million for the year ended December 31, 2008. Net loss for the year ended December 31, 2009 was $23.1 million, or $(1.40) per share, compared to $32.3 million, or $(1.97) per share, for the year ended December 31, 2008. Adjustments related to the valuation of the conversion terms of the Company’s convertible subordinated notes resulted in financial expense of $1.9 million in the year ended December 31, 2009 and financial income of $1.1 million in the year ended December 31, 2008.

Results for the year ended December 31, 2009 include financial income of $3.0 million resulting from the repurchase in the first quarter of 2009 of a portion of the Company's convertible subordinated notes.

Key highlights for the quarter:

-	Shipments to four new customers in Asia, South America and Europe began in this quarter;
-	Commenced new sales and marketing efforts in growing territories, including establishment of a new office in Manila to address the Philippines telecommunication sector; and
-	Q4 2009 revenue doubled compared to previous quarter.

Izhak Tamir, Chairman and President of Orckit, commented, “We entered 2010 with over a dozen customers.  This follows a year where we aggressively built out our infrastructure to support revenue growth and the momentum to continue growing our client base in 2010."

Mr. Tamir continued, "We believe we have the global infrastructure in place to better serve our telecom carriers and support our sales objectives.  Our technology is gaining traction among major Tier-1 and Tier-2 carriers and we are becoming known for delivering quality and cost effective solutions through our CM family of products that address Metro data and video services".

Mr. Tamir concluded, “Market fundamentals have slowly been changing for the better, which is expected to bring us more opportunities and prospects for continued customer base growth. We are optimistic that we will see significant revenue growth in 2010, although we may see fluctuations from quarter to quarter.”

Conference Call

Orckit Communications will host a conference call on February 10, 2010, at 9:00 a.m. EST. The call can be accessed by dialing (877) 316-9044 in the United States and (706) 634-2329 internationally. Please utilize the code 49128610. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through March 10, 2010 at 11:59 p.m. at 1-800- 642-1687 in the United States and 1-706-645-9291 internationally. To access this replay, enter the following code: 49128610.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home. Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

TABLES TO FOLLOW

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31	December 31
	2009	2008
ASSETS

Current assets:
Cash and short term marketable securities	$31,427	$48,231
Trade receivables	458	3,820
Other receivables	1,145	3,638
Inventories	2,702	1,771
	______	______
Total current assets	35,732	57,460

Long term marketable securities	15,916	19,738
Severance pay fund	3,294	3,017
Property and equipment, net	1,103	1,378
Deferred issuance costs, net	312	596
	______	______
Total assets	$56,357	$82,189
	======	======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$4,454	$4,654
Accrued expenses and other payables	6,976	8,296
Deferred income	1,371	2,787
	______	______
Total current liabilities	12,801	15,737

Long term liabilities :
Convertible subordinated notes	24,035	30,367
Adjustments due to convertible notes conversion terms	(2,039)	(4,636)
Convertible subordinated notes, net	21,996	25,731

Accrued severance pay and other	4,096	3,960
	______	______
	26,092	29,691

Total liabilities	38,893	45,428

Shareholders' equity	17,464	36,761
	______	______
Total liabilities and shareholders' equity	$56,357	$82,189
	======	======

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31		December 31
	2009	2008	2009	2008

Revenues	$3,030	$6,781	$12,727	$17,256

Cost of revenues	2,109	4,268	8,244	9,606
	______	______	______	______
Gross profit	921	2,513	4,483	7,650

Research and development expenses, net	3,450	5,254	13,608	22,859

Selling, marketing, general and administrative expenses	3,620	5,028	15,677	19,164
	______	______	______	______
Total operating expenses	7,070	10,282	29,285	42,023
	______	______	______	______
Operating loss	(6,149)	(7,769)	(24,802)	(34,373)

Financial income (expenses), net	(115)	(622)	3,603	1,004
Adjustments due to convertible notes conversion terms	(594)	1,336	(1,863)	1,082
Total financial income (expenses), net	(709)	714	1,740	2,086
	______	______	______	______

Net loss	$(6,858)	$(7,055)	$(23,062)	$(32,287)
	======	======	======	======
Net loss per share - basic	$(0.41)	$(0.43)	$(1.40)	$(1.97)
	======	======	======	======
Net loss per share - diluted	$(0.41)	$(0.57)	$(1.40)	$(1.97)
	======	======	======	======
Weighted average number of shares outstanding - basic	16,562	16,403	16,483	16,386
	======	======	======	======
Weighted average number of shares outstanding - diluted	16,562	18,442	16,483	16,386
	======	======	======	======

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